Second Amendment
                                       To
                Dividend Disbursing and Transfer Agent Agreement

This Second Amendment to Dividend Disbursing and Transfer Agent Agreement ("Second Amendment"), made, entered and effective this 18th day of August 2004, by and between PMFM Investment Trust, a Delaware statutory trust (the "Trust"), and North Carolina Shareholder Services, LLC d/b/a NC Shareholder Services, a North Carolina limited liability company (the "Transfer Agent").

WHEREAS, pursuant to that certain Dividend Disbursing and Transfer Agent Agreement ("Agreement") dated June 20, 2003 and amended December 3, 2004, between the Trust and the Transfer Agent, the Trust retained the Transfer Agent to provide certain dividend disbursing, transfer agent and shareholder services to the Trust in the manner and on the terms set forth therein; and

WHEREAS, the Trust and the Transfer Agent wish to modify and amend the Agreement to add a new series of the Trust to the Agreement and to reflect the name change of the PMFM ETF Portfolio Trust.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained in this Second Amendment and intending to be legally bound, the Trust and the Transfer Agent agree as follows:

     1. Addition of New Series. The Agreement is hereby modified and amended by adding the following new series of the Trust to Agreement:

          "PMFM Tactical Opportunities Portfolio Trust"

     2. Name Change of Series. The Agreement is hereby modified and amended to reflect the change in name of the PMFM ETF Portfolio Trust to the following:

          "PMFM Managed Portfolio Trust"

     3. Other. Except as expressly modified or amended herein, all other terms and provisions of the Agreement shall remain in full force and effect. New Section. The Agreement is hereby modified and amended by adding the following new Section 13 to the Agreement:

          "Section 13 Anti-Money Laundering. The Transfer Agent agrees to perform such anti-money ("AML") functions with respect to the Fund shares as the Trust may reasonably delegate to the Transfer Agent from time to time or as the Transfer Agent is otherwise obligated to perform. In accordance with mutually agreed procedures, the Transfer Agent shall use commercially reasonable efforts in carrying out such functions under the Trust's AML program as it relates to the Fund. It is understood and agreed that shareholders of the Fund are not customers of the Transfer Agent and the Trust and Fund retain legal responsibility under the USA Patriot Act for AML compliance with respect to transactions in Fund shares. The Transfer Agent agrees to allow federal examiners having jurisdiction over the Fund to obtain information and records relating to the Trust's AML program in its possession and to inspect the Transfer Agent for purposes thereof."

IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to be duly signed as of the day and year first above written.

Trust:

PMFM INVESTMENT TRUST


By: /s/ Donald L. Beasley
    __________________________________
Name:    Donald L. Beasley
Title:   Chairman
Transfer Agent:

NC SHAREHOLDER SERVICES, LLC


By: /s/ John D. Marriott, Jr.
    __________________________________
Name:     John D. Marriott, Jr.
Title:    Managing Director



















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